                                                                       Exhibit 1



                          IDENTITY OF MEMBERS OF GROUP


  Alcantara LLC, a Delaware limited liability company, is the record holder of 22,224,662 shares of Class B Common Stock of MicroStrategy Incorporated ("Class B Common Stock"), and the Michael J. Saylor Qualified Annuity Trust is the record holder of 200,000 shares of Class B Common Stock. Class B Common Stock is convertible at any time at the option of the holder into Class A common Stock of MicroStrategy Incorporated ("Class A Common Stock") on a one-for-one basis. Michael J. Saylor is the sole member of Alcantara LLC and the sole trustee of the Michael J. Saylor Qualified Annuity Trust. Accordingly, Mr. Saylor is the beneficial owner of the shares of Class B Common Stock held of record by Alcantara LLC and the shares of Class B Common Stock held of record by the Michael J. Saylor Qualified Annuity Trust.

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